

July 26, 2011

Via-Email
Mr. John Donahoe
President and Chief Executive Officer
eBay Inc.
2145 Hamilton Avenue
San Jose, California 95125

>   **Re: eBay Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed January 28, 2011**
>   **File No. 000-24821**

Dear Mr. Donahoe:

We have reviewed the above referenced filing and your letter dated June 27, 2011 in response to our comment letter dated June 13, 2011 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item1. Business, page, 1

Overview, page 1

1. We note your response to comment two in our letter dated June 13, 2011 and your disclosure in Note 6 to your consolidated financial statements. Please provide total assets for each segment or tell us where this disclosure is located in your filing. Please see Item 101(b) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Nominees for Election for a Three-Year Term Expiring at Our 2014 Annual Meeting, page 17

2. We note your response to comment 12 in our letter dated June 13, 2011 and your proposed disclosure in Exhibit A of your response letter dated June 27, 2011. Please also provide us your proposed revisions for Messrs. Cook, Ford and Tierney or tell us why you believe this is unnecessary. Please see Item 401(e)(1) of Regulation S-K.

Compensation Discussion and Analysis, page 31

Elements of Compensation/Executive Compensation Practices, page 38

Equity Incentive Awards, page 42

3. We note your response to comment 13 in our letter dated June 13, 2011 that "[i]n future filings…[you] will include the eIP component related to individual performance in a separate row under the Grant of Plan Based Awards Table. In the new row for eIP grants for individual performance, [you] will identify a target and a maximum." We further note your response stating "[i]n future filings, [you] will revise the disclosure in the Summary Compensation Table to move the portion of the eIP payout related to individual performance from the Bonus column to the Non-Equity Incentive Plan column." Before making these future revisions and with a view to understanding how this element of compensation should be disclosed the Summary Compensation Table, please explain:

    - the process associated with establishing the "target" and "maximum" amounts;
    - the performance criteria used in determining whether the "target" and "maximum" amount is achieved and, if different, the goals that you communicate to your named executive officers at the beginning of the year; and
    - the level of discretion exercised when assessing the ultimate funding of the individual performance component.

    Please see Question 119.02 in the Compliance and Disclosure Interpretations relating to Regulation S-K, located at our website.

    Please contact Angie Kim, Staff Attorney, at (202) 551- 3535 or me, at (202) 551-3264, with any questions.

                                            Sincerely,

                                            /s/ Mara L. Ransom

                                            Mara Ransom
                                            Legal Branch Chief